SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces the Minutes of the 96th Board of Directors’ Meeting” dated on February 17, 2004.

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

Announces the Minutes of the 96th Board of Directors’ Meeting

February 17, 2004 (02 pages)

For more information, please contact:

Charles E. Allen

TELESP, São Paulo, Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: callen@telesp.com.br

URL: www.telefonica.net.br

(São Paulo – Brazil; February 17, 2004) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 96th Board of Directors’ meeting held on February 17, 2004:

1. DATE, TIME AND PLACE OF THE MEETING: February 17, 2004, at 15:30 São Paulo time, at the Company’s headquarters located at Rua Martiniano de Carvalho #851 in the Capital of the State of São Paulo.

2. MEETING BOARD COMPOSITION: Fernando Xavier Ferreira – President of the Board of Directors and Jacinto Diaz Sanchez – Director.

3. INSTALLATION: The meeting began with the presence of the undersigned Board Members and the legal “quorum” to proceed with the meeting was verified. The following Directors participated of the session by videoconference from Madrid, Spain: Mr. José María Alvarez-Pallete López, Mr. José Fernando de Almanza Moreno-Barreda, Mr. Manoel Luiz Ferrão de Amorim, Mr. Juan Carlos Ros Brugueras and Ms. Rosa Cullell Muniesa.

4. DELIBERATIONS:

The Board of Directors approved the appointment of the following Executives to join the Executive Management, as complement to the current term that expires in the General Shareholders’ Meeting of 2004: a) Mr. Fábio Silvestre Micheli, Brazilian, married, business administrator, with identify card RG # 7.666.023 SSP/SP and CPF/MF # 022.234.928-00, resident in the city of Santana do Parnaíba, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851, São Paulo, SP, for the position of Executive Vice-President of Networks, replacing Mr. Luis Antón Pansin who leaves the Executive Management; b) Mr. Odmar Geraldo Almeida Filho, Brazilian, married, with studies of engineering and business administration, holder of the identity card RG # 12.557.234 SSP/SP, registered in the CREA/SP with # 157.740, with CPF/MF # 088.906.738-42, resident in the city of São Paulo, state of São Paulo, for the position of Commercial Vice-President for Residential Clients, replacing Mr. Fábio Silvestre Micheli, now appointed as Vice-President of Networks; c) Mr. Stael Prata Silva Filho, Brazilian, married, business administrator, holder of the identity card RG # 4.650.496 SSP/SP and CPF/MF # 374.378.958-20, resident in the city of São Paulo, state of São Paulo, for the position of Vice-President of Organization and Information Systems, replacing Mr. Fernando Antonio Miguel, who leaves the Executive Management. It was also decided that Mr. Stael Prata Silva Filho will hold the position of Vice-President of Organization and Information Systems, on an interim basis and in addition to his current position as Vice-President of Executive Planning.

The appointees declare that have not been charged by any of the crimes that the law states as impediments to execute the functions that belong to the positions they are taking, especially, but without limitation, those stated in article 147 of Law 6404/76.

5. COMPOSITION OF THE EXECUTIVE BOARD:

Taking into consideration the appointments approved on this meeting, the Board of Directors ratifies the composition of the Executive Board, all with current term expiring in the General Shareholders’ Meeting of 2004, as follows: (a) President: Mr. Fernando Xavier Ferreira; (b) Vice-President of Corporate and Regulatory Strategy: Mr. Eduardo Navarro de Carvalho; (c) Vice-President of Financial Planning: Mr. Gilmar Roberto Pereira Camurra; (d) Chief Executive Officer: Mr. Manoel Luiz Ferrão de Amorim; (e) Executive Vice-President of Strategic Planning: Mr. Stael Prata Silva Filho; (f) Vice-President of Administration and Finance and Investor Relations Officer: Mr. Carlos García-Albea Ristol; (g) Vice-President of Network: Mr. Fábio Silvestre Micheli; (h) Commercial Vice-President for Businesses: Mr. Mariano Sebastian de Beer; (i) Commercial Vice-President for Residential Clients: Mr. Odmar Geraldo Almeida Filho; (j) Vice-President of Human Resources: Mr. José Carlos Misiara; (k) Vice-President for Long Distance and Interconnection Businesses: Mr. Bento José de Orduña Viegas Louro; and (l) Vice-President of Organization and Information Systems: Mr. Stael Prata Silva Filho.

6. At the end of the meeting, this minute was approved and signed by the present counselors

Fernando Xavier Ferreira – President of the Board

José María Alvarez-Pallete López – Vice President of the Board

Antonio Viana-Baptista – represented by Mr. Fernando Xavier Ferreira

Carlos Masetti Junior

Enrique Used Aznar – represented by Mr. Fernando Xavier Ferreira

Félix Pablo Ivorra Cano – represented by Mr. Fernando Xavier Ferreira

Jacinto Díaz Sánchez

Javier Nadal Arino

José Fernando de Almansa Moreno-Barreda

Juan Carlos Ros Brugueras

Manoel Luiz Ferrão de Amorim

Rosa Cullell Muniesa

Victor Goyenechea

João Carlos de Almeida - Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: February 17, 2004.	By:	/s/ Charles E. Allen
	Name:	Charles E. Allen
	Title:	Investor Relations Director